SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period April 28, 2005 to May 6, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing the closing of the Crispin Energy Inc. acquisition and providing an update on voting at the 2005 Annual and Special Meeting

2.	Report of Voting Results

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
May 6, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.A/PGF.B, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES THE CLOSING OF THE
CRISPIN ENERGY INC ACQUISITION AND PROVIDES UPDATE ON VOTING AT
2005 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

(Calgary, May 1, 2005) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (the “Trust”), announced today that it has closed the previously disclosed acquisition of all of the issued and outstanding shares (totaling 62,220,776) of Crispin Energy Inc. (“Crispin”). On the basis of an exchange ratio of 0.0725 Class ‘B’ trust units for each Crispin share held by Canadian resident shareholders of Crispin and 0.0512 Class ‘A’ trust units for each Crispin share held by non-Canadian resident shareholders and non-declaring shareholders, Pengrowth issued 676,934 Class ‘A’ and 3,552,457 Class ‘B’ trust units for a total of 4,229,391 trust units in association with the acquisition.

Following completion of the Crispin acquisition, the Class ‘B’ trust units, which can only be held by Canadian residents, represent approximately 51% of the total issued and outstanding trust units of the Trust. The Trust has now complied with the terms of an amended advance tax ruling from Canada Revenue Agency dated December 1, 2004 that stated, in effect, that the Trust will continue to be a mutual fund trust if it meets an ownership threshold represented by Class ‘B’ trust units of at least 50.25% prior to June 1, 2005.

Trading in Crispin shares now only represents the right to receive trust units of the Trust issued on April 29, 2005. Only holders of record of Crispin shares as of April 29, 2005 are entitled to receive the Trust’s May 15, 2005 distribution of Cdn $0.23 per trust unit. Trades in Crispin shares completed prior to the close of business on April 27, 2005 will be settled before the effective time of the Crispin acquisition making such purchasers eligible to receive the May 15, 2005 distribution.

Purchasers of Crispin shares on the Toronto Stock Exchange after April 27, 2005 will receive either Class ‘A’ or Class ‘B’ trust units depending upon the seller’s entitlement. Non- residents of Canada will be required to sell any Class ‘B’ trust units that they obtain for Crispin shares.

Pengrowth is also pleased to advise that all resolutions put forth at the 2005 Annual and Special Meeting of Shareholders, the Annual and Special Meeting of Trust Unitholders and

the Special Meeting of Royalty Unitholders each held on April 26, 2005 in Calgary were passed.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

2

PENGROWTH CORPORATION

Annual and Special Meeting of Holders of
Common Shares of
Pengrowth Corporation (the “Issuer”)

April 26, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Ballot
General Business			Outcome of Vote	Votes For	Votes Withheld

1.	The ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of shareholders or until their successor is elected or appointed.		Passed

2.	The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed:		Passed

	(a)	James S. Kinnear
	(b)	John B. Zaozirny
	(c)	Stanley H. Wong
	(d)	Thomas A. Cumming
	(e)	Michael S. Parrett
	(f)	William R. Stedman
	(g)	A. Terence Poole
	(h)	Kirby L. Hedrick

			Votes by Ballot
Special Business		Outcome of Vote	Votes For	Votes Against

1.	The extraordinary resolution approving amendments to the Unanimous Shareholder Agreement of the Corporation to clarify that the holders of Royalty Units (other than Pengrowth Trust) are entitled to vote at meetings of the shareholders of the Corporation as described in the Circular and as set forth in Schedule A-1 to the Circular.	Passed (97.36%)	33,489,634	909,436

For the purposes hereof, all capitalized terms shall have the meanings ascribed to them in the Information Circular — Proxy Statement of Pengrowth Energy Trust and Pengrowth Corporation dated March 14, 2005.

PENGROWTH CORPORATION

Special Meeting of Holders of
Royalty Units of
Pengrowth Corporation (the “Issuer”)

April 26, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

			Votes by Ballot
Special Business		Outcome of Vote	Votes For	Votes Against

1.	The extraordinary resolution approving amendments to the Royalty Indenture to provide that in the event of a liquidation, dissolution or winding-up of the Corporation: (a) any amounts remaining in the Reserve (as defined in the Royalty Indenture) will be paid to Royalty Unitholders pro rata, (b) subsidiary entities of the Corporation will be wound up prior to the wind-up of the Corporation and (c) to the extent possible, all property and assets of the Corporation other than Canadian Resource Properties will be sold or otherwise liquidated and the proceeds used to reduce the outstanding indebtedness of the Corporation, as described in the Circular and as set forth in Schedule C-1 to the Circular.	Passed (97.06%)	33,259,192	1,007,133

2.	The extraordinary resolution approving amendments to the definition of “Debt Service Charges” in the Royalty Indenture to clarify that all interest expenses incurred by the Corporation in connection with its business are included in “Debt Service Charges” and that interest and other income from the Corporation’s business can be offset in the computation of “Debt Service Charges” as described in the Circular and as set forth in Schedule C-2 to the Circular.	Passed (97.15%)	33,304,369	977,063

For the purposes hereof, all capitalized terms shall have the meanings ascribed to them in the Information Circular — Proxy Statement of Pengrowth Energy Trust and Pengrowth Corporation dated March 14, 2005.

PENGROWTH ENERGY TRUST

Annual and Special Meeting of Holders of
Trust Units of
Pengrowth Energy Trust (the “Issuer”)

April 26, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business		Outcome of Vote

1.	The ordinary resolution appointing KPMG, LLP, Chartered Accountants, as auditors of Pengrowth Trust, to hold office until the next annual meeting of Unitholders or until their successor is elected or appointed.	Passed

			Votes by Ballot
Special Business		Outcome of Vote	Votes For	Votes Against

1.	The extraordinary resolution approving amendments to the Trust Indenture to postpone the Enforcement Date (as defined in the Trust Indenture) in respect of the Ownership Threshold (as defined in the Trust Indenture) from June 1, 2005 to June 1, 2006 or such later date as determined by the Board of Directors as described in the Circular and as set forth in Schedule B-1 to the Circular.	Passed (96.98%)	33,318,056	1,038,465

2.	The extraordinary resolution granting discretionary authority to the Board of Directors to amend the Trust Indenture to: (a) remove the residency restrictions pertaining to the holding of Class B trust units, (b) permit a free conversion of Class B trust units to Class A trust units, (c) permit the consolidation of the Trust Unit capital of Pengrowth Trust, or (d) take such other action as the Board of Directors may consider appropriate as described in the Circular and as set forth in Schedule B-2 to the Circular.	Passed (83.66%)	28,696,325	5,605,089

3.	The ordinary resolution approving the implementation of a reservation system for the conversion of Class B trust units to Class A trust units as described in the Circular and as set forth in Schedule B-3 to the Circular.	Passed (96.99%)	33,391,665	1,035,209

Matters Voted Upon

			Votes by Ballot
Special Business		Outcome of Vote	Votes For	Votes Against

4.	The ordinary resolution approving the consolidation of the trust units reserved under the Rights Incentive Plan and the LTIP and an increase to the total Class B trust units reserved by six million Class B trust units as described in the Circular and as set forth in Schedule B-4 to the Circular.	Passed (82.97%)	28,485,218	5,846,795

5.	The ordinary resolution reappointing Computershare Trust Company of Canada as Trustee for an additional term of two (2) years, and empowering the Board of Directors to set the remuneration of the Trustee as described in the Circular and as set forth in Schedule B-5.	Passed

For the purposes hereof, all capitalized terms shall have the meanings ascribed to them in the Information Circular — Proxy Statement of Pengrowth Energy Trust and Pengrowth Corporation dated March 14, 2005.